Filed pursuant to Rule 424(b)(3)

File No. 333-280361

AB PRIVATE LENDING FUND

SUPPLEMENT NO. 3 DATED APRIL 22, 2026

TO THE PROSPECTUS DATED MAY 14, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of AB Private Lending Fund (“we,” “us,” “our,” “AB-LEND” or the “Fund”), dated May 14, 2025 (as supplemented to date, the “Prospectus”). You should retain this Supplement with your Prospectus for future reference. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose that on March 26, 2026, Equitable Holdings, Inc. (“EQH”) and Corebridge Financial, Inc. (“Corebridge”) announced that they have entered into a definitive agreement to merge (the “Transaction”). EQH is the indirect holder of a majority of the partnership interests in AllianceBernstein L.P. (“AB LP”), which is the indirect parent of AB Private Credit Investors LLC, the investment adviser to the Fund (the “Adviser”). EQH is also the indirect parent of AllianceBernstein Corporation, the general partner of AB LP. The Transaction is expected to close by the end of 2026, subject to customary closing conditions, including the receipt of requisite regulatory approvals and approval of the shareholders of both EQH and Corebridge.

Under the Investment Company Act of 1940, as amended (the “1940 Act”), an investment advisory agreement between a registered investment company, such as the Fund, and its investment adviser must include a provision providing for its automatic termination upon its “assignment” (as defined in the 1940 Act). The closing of the Transaction will be deemed to cause an “assignment” of the investment advisory agreement between the Fund and the Adviser and the sub-advisory agreement between the Adviser and AB LP (referred to as AB High Yield in its capacity as sub-adviser). As a result, the closing of the Transaction will cause the investment advisory agreement and the sub-advisory agreement to terminate automatically in accordance with their respective terms. It is anticipated that, prior to the closing of the Transaction, the Fund’s Board of Trustees (the “Board”) will consider a new investment advisory agreement between the Fund and the Adviser and a new sub-advisory agreement between the Adviser and AB High Yield. If approved by the Board, the new investment advisory agreement will be presented to the Fund’s shareholders for approval, and, if approved by shareholders, the new investment advisory agreement and the new sub-advisory agreement will take effect upon the closing of the Transaction.

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